H2C Securities, Inc.

(A Wholly-Owned Subsidiary of Hammond Hanlon Camp LLC)

Financial Statements, Notes to Financial Statements, Supplemental Schedules as of and for the Year Ended December 31, 2023 and Report of Independent Registered Public Accounting Firm

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition separately has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

SEC File Number 8-19993

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-19993

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: H2C Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3344 Peachtree Road Northeast, Suite 900
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Stratmoen	(513) 534-3170	christopher.stratmoen@53.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche, LLP.
(Name – if individual, state last, first, and middle name)

50 W 5th Street, Suite 200	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Stratmoen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of H2C Securities, Inc., as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the Corporation nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Treasurer and Financial & Operations Principal

Subscribed and sworn to before me
this 22nd day of February, 2024

Notary Public

ALBERT P. CLIFFEL III, ATTORNEY AT LAW
NOTARY PUBLIC-STATE OF OHIO
MY COMMISSION HAS NO EXPIRATION DATE
SECTION 147.03 R.C.

This filing** contains (check all applicable boxes):

(x) (a) Statement of financial condition.
( ) (b) Notes to consolidated statement of financial condition
(x) (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
(x) (d) Statement of cash flows.
(x) (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
( ) (f) Statement of changes in liabilities subordinated to claims of creditors.
(x) (g) Notes to financial statements.
(x) (h) Computation of net capital under 17 CFR 240.15c3-1.
( ) (i) Computation of tangible net worth under 17 CFR 240.18a-2.
(x) (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
( ) (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3.
( ) (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
(x) (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
( ) (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2).
( ) (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1 and the reserve requirements under 17 CFR 240.15c3-3, if material differences exist, or a statement that no material differences exist.
( ) (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
(x) (q) Oath or affirmation in accordance with 17 CFR 240.17a-5.
( ) (r) Compliance report in accordance with 17 CFR 240.17a-5.
( ) (s) Exemption report in accordance with 17 CFR 240.17a-5. [filed separately]
( ) (t) Independent public accountant's report based on an examination of the statement of financial condition.
(x) (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5.
( ) (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5.
( ) (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5. [filed separately]
( ) (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e. [filed separately]
( ) (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
( ) (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3).*

H2C SECURITIES, INC.
(A Wholly-Owned Subsidiary of Hammond Hanlon Camp LLC)
TABLE OF CONTENTS



Deloitte & Touche LLP
50 West 5th Street
Suite 200
Cincinnati, OH 45202-3789
USA
Tel: +1 513 784 7100
Fax: +1 513 784 7204
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
H2C Securities, Inc.
Cincinnati, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of H2C Securities, Inc. (the "Company") as of December 31, 2023, and the related statements of loss, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The accompanying supplemental schedules H, J, and M (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2024

We have served as the Company's auditor since 2020.

H2C SECURITIES, INC.

(A Wholly-Owned Subsidiary of Hammond Hanlon Camp LLC)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2023

ASSETS:

Cash and cash equivalents	$	4,146,399
Other receivables		2,355,544
Securities owned, at fair value		20,232,861
Goodwill		1,623,578
Deferred income taxes, net		1,785,548
Other assets		526,049
Total Assets	$	30,669,979

LIABILITIES:

Deferred revenue	$	572,931
Payables to Parent Company, net		6,160
Payables to affiliated companies, net		212,886
Income tax payable to Parent Company or affiliated companies		34,647
Accrued employee compensation and benefits		3,518,619
Other liabilities		289,579
Total Liabilities	$	4,634,822

SHAREHOLDER'S EQUITY:

Capital stock, $0.50 par value,		
authorized, issued and outstanding-5,000 shares	$	2,500
Additional paid-in capital		57,074,954
Accumulated deficit		(31,042,297)
Total Shareholder's Equity	$	26,035,157
Total Liabilities and Shareholder's Equity	$	30,669,979

Refer to the Notes to Financial Statements.

H2C SECURITIES, INC.
(A Wholly-Owned Subsidiary of Hammond Hanlon Camp LLC)
STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUES:		
Advisory fee revenue	$	16,214,018
Dividend and interest income		979,191
Total Revenues		17,193,209
EXPENSES:		
Employee compensation and benefits		13,121,954
Goodwill and intangible asset impairment		5,796,740
Allocated overhead		1,264,493
Subscriptions		1,121,696
Communications		1,083,000
Occupancy		820,901
Travel and entertainment		508,456
Legal and consulting		340,323
Registration		82,765
Marketing		57,266
Dues and licenses		37,756
Other operating expenses		554,193
Total Expenses		24,789,543
LOSS BEFORE INCOME TAXES		(7,596,334)
APPLICABLE INCOME TAX BENEFIT		(646,977)
NET LOSS	$	(6,949,357)

Refer to the Notes to Financial Statements.

H2C SECURITIES, INC.

(A Wholly-Owned Subsidiary of Hammond Hanlon Camp LLC)
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

		Capital Stock	Additional Paid-In Capital	Retained Earnings / Accumulated Deficit	Total Shareholder's Equity
BALANCE - Beginning of year	$	2,500	56,141,742	(24,092,940)	32,051,302
Net loss		—	—	(6,949,357)	(6,949,357)
Stock-based compensation expense		—	933,212	—	933,212
BALANCE - End of year	$	2,500	57,074,954	(31,042,297)	26,035,157

Refer to the Notes to Financial Statements.

H2C SECURITIES, INC.
(A Wholly-Owned Subsidiary of Hammond Hanlon Camp LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

OPERATING ACTIVITIES:		
Net loss	$	(6,949,357)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization		314,580
Provision for deferred income taxes		(456,298)
Stock-based compensation expense for Bancorp stock awards		933,212
Impairment of goodwill and intangibles		5,796,740
Net change in:		
Securities owned, at fair value		22,779
Other receivables		1,358,955
Other assets		(155,855)
Deferred revenue		43,348
Payables to affiliated companies, net		(468,754)
Income tax payable to Parent Company or affiliated companies		34,647
Accrued employee compensation and benefits		556,645
Other liabilities		23,036
Net cash provided by operating activities		1,053,678
FINANCING ACTIVITIES:		
Net change in payable to Parent Company		6,160
Net cash provided by financing activities		6,160
INCREASE IN CASH AND CASH EQUIVALENTS		1,059,838
CASH AND CASH EQUIVALENTS - Beginning of year		3,086,561
CASH AND CASH EQUIVALENTS - End of year	$	4,146,399

SUPPLEMENTAL CASH FLOW INFORMATION:

Income taxes of $30,473 were paid to the Bancorp and affiliated companies.

Refer to the Notes to Financial Statements.

H2C SECURITIES, INC.
(A Wholly-Owned Subsidiary of Hammond Hanlon Camp LLC)
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023

1. ORGANIZATION AND NATURE OF BUSINESS

H2C Securities, Inc. (the "Corporation") is a broker-dealer registered with the U.S. Securities & Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Corporation is a wholly-owned subsidiary of Hammond Hanlon Camp LLC (the "Parent Company"). The Parent Company is an indirect wholly-owned subsidiary of Fifth Third Bank, National Association (the "Bank"), which is an indirect wholly-owned subsidiary of Fifth Third Bancorp (the "Bancorp"). The Corporation may enter into transactions with other subsidiaries of the Bank (the "affiliated companies") in the normal course of business.

In its capacity as a broker-dealer, the Corporation provides mergers and acquisition and other financial advisory services for its customers, with a focus on healthcare service companies and related organizations. The Corporation's customers are primarily located throughout the United States, with office locations in Atlanta, Georgia, Chicago, Illinois, San Diego, California, and New York, New York. The Corporation does not hold customer funds or safeguard customer securities.

The Corporation operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Corporation is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable laws or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Financial Statements include the accounts of the Corporation, which is engaged in a single line of business as a securities broker-dealer providing merger and acquisition and other financial advisory services. The accompanying Financial Statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates — The preparation of Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Financial Statements and accompanying notes. Actual results could differ from those estimates.

Advisory Fee Revenue — Advisory fee revenue consists of fees earned on underlying agreements with customers in which the Corporation provides merger and acquisition and financial advisory services. The revenue predominantly consists of work fees, recognized as services are rendered, milestone fees, recognized after the completion of an agreed upon milestone, and transaction fees, which are recorded when the work is complete or upon consummation of the transaction. All advisory fees are determined based on the underlying agreement.

6

Income Taxes — The Corporation is included in the consolidated federal income tax return filed by the Bancorp. As described in the tax sharing agreement between the Corporation and the Bancorp, federal income taxes are calculated as if the Corporation filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Bancorp. The amount of current and deferred taxes payable or refundable is recognized as of the date of the Financial Statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the Financial Statements for the changes in deferred tax liabilities or assets between years.

Contractual Assets and Liabilities — The Company had contractual assets of $1,893,602 and contractual liabilities of $529,583 as of January 1, 2023 and contractual assets of $2,331,842 and contractual liabilities of $572,931 as of December 31, 2023. These asset and liabilities relate to advisory fee revenue and are recorded in other receivables and deferred revenue, respectively. The Company recognized $134,583 of revenue that was included in contractual liabilities at January 1, 2023.

Goodwill — Goodwill is required to be tested for impairment at the reporting unit level on an annual basis, which for the Corporation is September 30, and more frequently if events or circumstances indicate that there may be impairment. Impairment exists when a reporting unit's carrying amount of goodwill exceeds its implied fair value. The Corporation has determined that it is an entity-level reporting unit under U.S. GAAP. In testing goodwill for impairment, U.S. GAAP permits the Corporation to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In this qualitative assessment, the Corporation evaluates events and circumstances which may include, but are not limited to, the general economic environment, market conditions, the overall financial performance of the Corporation, key financial performance metrics of the Corporation and events affecting the Corporation to determine if it is not more likely than not that the fair value of the Corporation is less than its carrying amount. If the quantitative impairment test is required or the decision to bypass the qualitative assessment is elected, the Corporation performs the goodwill impairment test by comparing the fair value of the Corporation with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill. A recognized impairment loss cannot be reversed in future periods even if the fair value of the reporting unit subsequently recovers.

Statement of Cash Flows — For purposes of the Statement of Cash Flows, the Corporation has defined cash equivalents as highly liquid investments, with original maturities of ninety days or less that are not held for sale in the ordinary course of business.

Securities Owned, at Fair Value — Securities are classified as trading when bought and held principally for the purpose of selling them in the near term. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments or discounted cash flow models that incorporate market inputs and assumptions including discount rates, prepayment speeds and loss rates.

Subsequent Events — The Corporation has evaluated subsequent events through February 26, 2024, the date the Financial Statements were issued, to determine if either recognition or disclosure of significant events or transactions is required.

Accounting and Reporting Developments — Standards Adopted in 2023

Accounting Standards Update ("ASU") 2021-08 – Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers

In October 2021, the Financial Accounting Standards Board ("FASB") issued ASU 2021-08, which provided guidance on the accounting for revenue contracts with customers which are acquired in a business combination. The amendments generally state that an acquirer accounts for an acquired revenue contract with a customer as if it had originated the contract. The amendments also provide certain practical expedients for acquirers when recognizing and measuring acquired contract assets and liabilities. The Corporation adopted the amended guidance on January 1, 2023 on a prospective basis and will apply the amendments for business combinations occurring on or after the adoption date. The adoption of the amended guidance did not have a material impact on the Financial Statements.

Accounting and Reporting Developments — Standards Issued but Not Yet Adopted

ASU 2023-09 – Income Taxes (Topic 740): Improvements to Income Tax Disclosures
In December 2023, the FASB issued ASU 2023-09, which amends the disclosure requirements for income taxes. The amendments primarily include new requirements to disclose additional information as part of the reconciliation of the effective tax rate to statutory tax rate, provide the amount of income taxes paid, net of refunds received, and income tax expense disaggregated between federal, state and foreign jurisdictions and provide income before income taxes disaggregated between domestic and foreign jurisdictions. The amendments also discontinue certain other disclosure requirements. The amended guidance is effective for the Corporation on January 1, 2025, with early adoption permitted, and is to be applied prospectively, with retrospective application permitted. The Corporation is in the process of evaluating the impact of the amended guidance on the Financial Statements.

3. **SECURITIES TRANSACTIONS**

Securities owned, at fair value, are recorded at fair value, with related changes reflected in dividend and interest income, within the Statement of Loss for the period. Total securities at December 31, 2023 consist of the following:

	Securities Owned, at fair value
Money market investments	$ 20,232,861
Total securities	$ 20,232,861

Securities transactions and related revenues and expenses are recorded on a trade-date basis.

4. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK**

The Corporation engages in limited trading of money market investments to manage excess liquidity. The risk of default depends on the creditworthiness of the issuer of the instrument and the underlying assets in the funds. The Corporation's policy is to monitor its exposure to specific issuers or types of

funds. At December 31, 2023, the Corporation had the following securities that exceeded 10% of total securities positions, which equals securities owned, at fair value:

Securities owned, at fair value		Fair Value	Percentage of Total Securities
Federated Hermes Government Obligations Fund	$	20,232,861	100%
Total securities owned, at fair value	$	20,232,861	100%

5. INCOME TAXES

The Corporation is included in the consolidated federal income tax return filed by the Bancorp. Federal and state income taxes are calculated as if the Corporation files separate income tax returns. The current and deferred portions of the income tax expense/(benefit) included in the Statement of Loss as determined in accordance with U.S. GAAP are as follows:

		Current		Deferred		Total
Federal	$	(212,151)	$	(285,975)	$	(498,126)
State and local		21,472		(170,323)		(148,851)
	$	(190,679)	$	(456,298)	$	(646,977)

The following is a reconciliation between the statutory U.S. income tax rate and the Corporation's effective tax rate for the year ended December 31, 2023:

Statutory tax rate	21.00 %
Increase (decrease) resulting from:	
State taxes — net of federal benefit	1.55%
Non-deductible goodwill	(13.42)%
Stock-based compensation	0.30%
Meals and entertainment	(0.16)%
Other, net	(0.75)%
Effective tax rate	8.52%

The following table provides a reconciliation of the beginning and ending amounts of the Corporation's unrecognized tax benefits for the year ended December 31, 2023:

Unrecognized tax benefits at January 1	$	1,853,995
Gross increases for tax positions taken during prior period		46,856
Unrecognized tax benefits at December 31	$	1,900,851

All amounts represent unrecognized tax benefits that, if recognized, would affect the annual effective tax rate. While it is reasonably possible that the amount of the unrecognized tax benefits with respect to certain of the Corporation's uncertain tax positions could increase or decrease during the next twelve months, the Corporation believes it is unlikely that its unrecognized tax benefits will change by a material amount during the next twelve months.

Deferred income taxes are comprised of the following temporary differences at December 31, 2023:

Deferred tax assets:		
Personal goodwill	$	913,913
Deferred compensation		450,066
State deferred taxes		352,402
Deferred revenue		120,315
Other		31,127
Total deferred tax assets		1,867,823
Deferred tax liabilities:		
Other		82,275
Total deferred tax liabilities		82,275
Total net deferred tax asset	$	1,785,548

The Corporation has determined that a valuation allowance is not needed against the deferred tax assets as of December 31, 2023. The Corporation considered all of the positive and negative evidence available to determine whether it is more likely than not that the deferred tax assets will ultimately be realized and, based upon that evidence, the Corporation believes it is more likely than not that the deferred tax assets recorded at December 31, 2023 will ultimately be realized.

Any interest and penalties incurred in connection with income taxes are recorded as a component of income tax expense in the Financial Statements. During the year ended December 31, 2023, the Corporation recognized $11,059 of interest expense in connection with income taxes. At December 31, 2023, the Corporation had accrued interest liabilities, net of the related tax benefits of $17,380. No liabilities were recorded for penalties related to income taxes.

6. **GOODWILL AND INTANGIBLE ASSETS**

The Corporation performs goodwill impairment testing annually, as of September 30th, or more frequently if events or circumstances indicate it is more likely than not that the fair value of the reporting unit is less than its carrying value. For the period tested ending September 30 2023, the Corporation experienced lower-than-expected results and concluded that their carrying value exceeded their estimated fair value, which was determined using discounted projected future cash flows, and resulted in an impairment charge of $4,424,000 which is recorded to goodwill and intangible asset impairment in the Statement of Loss.

For the period ended December 31, 2023, the Corporation continued to see deterioration of expected results, which led to a further revision of forecasted revenues and expenses. The Corporation

determined that the revision to the forecasted revenues and expenses triggered the need for an impairment test as of December 31, 2023. As a result of the impairment test, the Corporation concluded that their carrying value exceeded their estimated fair value, which was determined using discounted projected future cash flows, and resulted in an additional impairment charge of $429,000, which is recorded to goodwill and intangible asset impairment in the Statement of Loss.

Changes in goodwill during 2023 were as follows:

	Total
Goodwill as of January 1, 2023	$ 6,476,578
Impairment loss as of September 30th, 2023	(4,424,000)
Impairment loss as of December 31st, 2023	(429,000)
Goodwill as of December 31, 2023	$ 1,623,578

For the period ended September 30, 2023, the Corporation determined the need for a recoverability test of its finite-lived intangible asset due to its lower-than-expected revenue and expense results. As a result of this recoverability test, the Corporation concluded that the carrying value of the asset group exceeded the undiscounted projected future cash flows, which demonstrates a potential indication of impairment. Consequently, the Corporation performed an impairment test and concluded that the carrying value of the asset group exceeded its estimated fair value, which was determined using discounted projected future cash flows, and resulted in an impairment charge of $943,740, which is recorded to goodwill and intangible asset impairment in the Statement of Loss.

As of December 31, 2023, the Corporation had no remaining intangible assets. Changes in the net carrying amount of intangible assets for the year ended December 31, 2023 were as follows:

	Customer Relationships
Gross carrying amount	$ 2,097,200
Accumulated amortization	(1,153,460)
Impairment loss	(943,740)
Net carrying amount as of December 31, 2023	$ —

Intangible amortization expense for 2023 was $314,580, with no remaining asset as of the year-ended December 31, 2023.

7. **FAIR VALUE MEASUREMENTS**

The Corporation measures certain financial assets and liabilities at fair value in accordance with U.S. GAAP, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Corporation's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Corporation's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The following table summarizes assets measured at fair value on a recurring basis:

As of December 31, 2023	Fair Value Measurements Using			
	Level 1	Level 2	Level 3[a]	Total Fair Value
ASSETS:				
Money market investments	$ 20,232,861	—	—	20,232,861
Securities owned, at fair value	$ 20,232,861	—	—	20,232,861

(a) During the year ended December 31, 2023, there were no transfers in or out of Level 3.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Financial Instruments Measured at Level 1 — Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities within securities owned, at fair value include money market investments.

Financial Instruments Measured at Level 2 — If quoted market prices are not available, then fair values are estimated using pricing models which primarily use quoted prices of securities with similar characteristics. There were no securities included within Level 2 as of December 31, 2023.

Financial Instruments Measured at Level 3 — In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. There were no securities included within Level 3 as of December 31, 2023.

Short-term Financial Assets and Liabilities — The fair value of the payables to the affiliated companies approximate their carrying amounts because of the short maturities of the instruments. Similarly, due to the short-term nature of all other financial assets and liabilities, their carrying values approximate fair value.

Confidential

8. **NET CAPITAL REQUIREMENTS**

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Corporation is required to maintain a minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. At December 31, 2023, the Corporation's net capital of $16,955,860 exceeded its required net capital of $308,988 by $16,646,872 and the Corporation's ratio of aggregate indebtedness to net capital was 0.2733 to 1, which is less than the allowed maximum of 15 to 1 under the Rule.

9. **RELATED PARTY TRANSACTIONS**

The Bancorp uses a centralized approach to cash management. Cash receipts and payments of trade payables and other disbursements are processed through a centralized cash management system by the Bancorp. All cash derived from or required for the Corporation's operations is applied to or against the payable to the Parent Company.

At December 31, 2023, the payables to the parent company of $6,160 represent a net payable as the Corporation has the right and the intent to net settle the payables to and the receivables from the Parent Company.

At December 31, 2023, the payables to the affiliated company of $212,886 represent a net payable as the Corporation has the right and the intent to net settle the payables to and the receivables from affiliated companies. At December 31, 2023, the net payable relates to $227,900 in general payables, which are decreased by $15,014 in general receivables.

Federal and certain state income taxes are filed on a consolidated basis with the Parent Company and are net settled. At December 31, 2023, the payables to the Parent Company or affiliated companies relating to income taxes were $34,647.

The Corporation is allocated rent expense that is incurred by Parent Company for the benefit of the Corporation. Allocated expenses not directly attributable to the Corporation are allocated generally based on occupancy expense incurred by the Parent Company. For the year ended December 31, 2023, the Corporation was allocated $820,901 of rent expense included in occupancy costs.

The Corporation is allocated certain expenses that are incurred by other wholly-owned subsidiaries of the Bancorp for the benefit of the consolidated group, such as overhead. Allocated expenses not directly attributable to the Corporation are allocated generally based on the number of employees supporting the operations, transactions processed or actual usage for other allocated costs. For the year ended December 31, 2023, the Corporation was allocated $1,264,493 in overhead and miscellaneous expenses included in allocated overhead.

The Bancorp has fidelity bonds with coverage that extends to the Corporation. The deductible on these bonds is $7,500,000.

The Corporation maintains a brokerage account with Fifth Third Securities, Inc., an affiliated broker-dealer who serves as the advisor for the account. Custody and clearing services for the account are provided by an unaffiliated third-party broker-dealer.

As of December 31, 2023, the Corporation had $4,146,399 cash on deposit with the Bank in an interest-bearing account recorded in cash and cash equivalents in the Statement of Financial Condition. For the year ended December 31, 2023, the Corporation recorded $1,970 in dividend and interest income for interest earned on cash held with the Bank.

10. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Corporation is subject to certain legal and regulatory proceedings. The Corporation is currently cooperating with an investigation by FINRA regarding compliance with certain record-keeping requirements for business-related electronic communications.

The outcome of claims or litigation and the timing of ultimate resolution are inherently difficult to predict. The following factors, among others, contribute to this lack of predictability: claims often include significant legal uncertainties, damages alleged by plaintiffs are often unspecified or overstated, discovery may not have started or may not be complete and material facts may be disputed or unsubstantiated. As a result of these factors, the Corporation is not always able to provide an estimate of the range of reasonably possible outcomes for each claim. An accrual for a potential litigation loss is established when information related to the loss contingency indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Any such accrual is adjusted from time to time thereafter as appropriate to reflect changes in circumstances. The Corporation also determines, when possible (due to the uncertainties described above), estimates of reasonably possible losses or ranges of reasonably possible losses, in excess of amounts accrued. Under U.S. GAAP, an event is "reasonably possible" if "the chance of the future event or events occurring is more than remote but less than likely" and an event is "remote" if "the chance of the future event or events occurring is slight." Thus, references to the upper end of the range of reasonably possible loss for cases in which the Corporation is able to estimate a range of reasonably possible loss mean the upper end of the range of loss for cases for which the Corporation believes the risk of loss is more than slight. For matters where the Corporation is able to estimate such possible losses or ranges of possible losses, the Corporation currently estimates that it is reasonably possible that it could incur losses related to legal and regulatory proceedings in an aggregate amount up to approximately $100,000 in excess of amounts accrued, with it also being reasonably possible that no additional losses will be incurred in these matters. The estimates included in this amount are based on the Corporation's analysis of currently available information, and as new information is obtained the Corporation may change its estimates.

As part of the Parent Company's acquisition by Fifth Third Acquisition Holdings, LLC ("FTAH") on December 31, 2020, simultaneous personal goodwill purchase agreements (the "PGPA") were executed between FTAH and the Parent Company's previous principal owners: Mr. William Hanlon, Mr. PJ Camp, Mr. Richard Bayman, and Ms. Victoria Poindexter. Per the terms of the PGPA, FTAH acquired the substantial personal goodwill from the sellers, which is comprised of client contact and relationships, leads and sources of leads for new clients and opportunities, an established marketplace reputation, trade secrets, proprietary information, specialized knowledge and expertise, and similar intangibles and property rights ("Seller's Intangibles") which are personal assets not owned by, but are essential to the long-term success of the Corporation. Concurrently, FTAH contributed all rights, benefits, risks, and costs of the Seller's Intangibles to the Corporation. As part of the contribution, the Corporation acquired the rights, benefits, risks, and costs associated with the PGPA, including its earnout provision. On October 18, 2023, the terms of the earnout provision per the PGPA were amended and replaced. The replacement terms represent potential future compensation paid to the sellers if the Corporation meets a certain revenue threshold for 2024, with the total maximum potential compensation to be paid of $250,000. As of December 31, 2023, the Corporation does not have a reserve for these estimated potential payments.

14

11. STOCK-BASED COMPENSATION

Stock-based awards in Bancorp stock are eligible for issuance under the Bancorp's Incentive Compensation Plan to executives, directors and key employees of the Bancorp and its subsidiaries, including the Corporation. All of the Bancorp's stock-based awards are to be settled with stock. Restricted stock units ("RSUs") are released after three years or ratably over four years of continued employment. RSUs receive dividend equivalents only. Dividend equivalents are accrued and paid in cash when the underlying shares are distributed.

For the year ended December 31, 2023, the Corporation recognized total stock-based compensation expense of $933,212 within employee compensation and benefits in the Statement of Loss and the total related income tax benefit recognized was $227,680.

Restricted Stock Units
At December 31, 2023, there was $985,917 of stock-based compensation expense related to outstanding RSUs not yet recognized. The expense is expected to be recognized over an estimated remaining weighted-average period at December 31, 2023 of 2.0 years.

The following table summarizes RSUs activity for the year ended December 31, 2023:

	Units	Weighted-Average Grant-Date Fair Value Per Unit
Outstanding - January 1, 2023	73,950	$ 35.46
Granted	21,532	37.19
Released	(13,621)	34.41
Cancelled	(2,651)	46.48
Outstanding - December 31, 2023	79,210	$ 35.75

Other Stock-Based Compensation
The Bancorp sponsors an employee stock purchase plan that allows qualifying employees to purchase shares of the Bancorp's common stock with a 15% match. During the year ended December 31, 2023, the Corporation recognized compensation expense of $23,487 in connection with this plan.

**

15

SUPPLEMENTAL SCHEDULES

H2C SECURITIES, INC.
(A Wholly-Owned Subsidiary of Hammond Hanlon Camp LLC)
SCHEDULE H: COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2023

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$	26,035,157
DEDUCT - Nonallowable assets:		
Cash and cash equivalents		2,383,921
Goodwill		1,623,578
Other receivables		2,355,544
Deferred income taxes, net		1,785,548
Other assets		526,049
Total deductions		8,674,640
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		17,360,517
HAIRCUTS ON SECURITIES		
Other securities		404,657
Total haircuts		404,657
NET CAPITAL		16,955,860
MINIMUM NET CAPITAL REQUIREMENT		
Greater of 6-2/3% Aggregate Indebtedness or $100,000		308,988
EXCESS NET CAPITAL	$	16,646,872
AGGREGATE INDEBTEDNESS		
Income tax payable to Parent Company or affiliated companies	$	34,647
Deferred revenue		572,931
Payables to Parent Company, net		6,160
Payables to affiliated companies, net		212,886
Accrued employee compensation and benefits		3,518,619
Other liabilities		289,579
Total aggregate indebtedness	$	4,634,822
Ratio of aggregate indebtedness to net capital		0.2733

Refer to the Notes to Financial Statements.

There were no material differences between the above computation and the Corporation's corresponding audited
Part IIA of Form X-17A-5 as of December 31, 2023.

SCHEDULES J AND M: STATEMENTS REGARDING SEC RULE 15c3-3

AS OF DECEMBER 31, 2023

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3:	
The Corporation is exempt from the computation of reserve requirements according to the provisions of Rule as a Non-Covered Firm.	$ -
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3:	
The Corporation is exempt from possession and control requirements according to the provisions of Rule as a Non-Covered Firm.	$ -



ATLANTA CHICAGO NEW YORK SAN DIEGO

3344 Peachtree Road NE, *Suite 900*
Atlanta, GA 30326

h2c.com
T 858 242 4800

H2C Securities, Inc. Exemption Report

H2C Securities, Inc. (the "Corporation") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Corporation states the following:

(1) The Corporation does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and,

(2) The Corporation is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Corporation limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and (2) other financial advisory services, and the Corporation (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

H2C Securities, Inc.

I, Christopher Stratmoen, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Christopher Stratmoen 2/5/24

Financial and Operations Principal Date



Deloitte & Touche LLP
50 West 5th Street
Suite 200
Cincinnati, OH 45202-3789
USA
Tel: +1 513 784 7100
Fax: +1 513 784 7204
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
H2C Securities, Inc.
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which H2C Securities, Inc. (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2023, without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74.

Deloitte & Touche LLP

February 26, 2024